UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38204

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto as Exhibit 99.1 is a Notice of the 2019 Annual General Meeting of Shareholders and Proxy Statement of Reebonz Holding Limited (the “Company”) relating to the 2019 Annual General Meeting of shareholders to be held at 9:00 p.m. on December 29, 2019 at the Company’s headquarters at 5 Tampines North Drive 5, #07-00, Singapore 528548.

The Company is a foreign private issuer. As such, the proxy statement is not subject to review by the U.S. Securities and Exchange Commission.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Notice of 2019 Annual General Meeting of Shareholders and Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: December 19, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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